                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 4 )*


                      AMERICAN EDUCATIONAL PRODUCTS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                        (Title of Class of  Securities)


                                   02553T103
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [    ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 6 pages

CUSIP No.  02553T103                   13G                      Page  2  of  6


1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HEARTLAND ADVISORS, INC.

          #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   (a)  [      ]
                                   (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          WISCONSIN, U.S.A.

 NUMBER OF      5.  SOLE VOTING POWER
   SHARES
BENEFICIALLY    170,500
  OWNED BY
    EACH        6.  SHARED VOTING POWER
 REPORTING      None
   PERSON
    WITH        7.  SOLE DISPOSITIVE POWER

                1,035,500

                8.  SHARED DISPOSITIVE POWER
                None

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,035,500

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    24.9%

12. TYPE OF REPORTING PERSON*

          IA

CUSIP No.              02553T103               13G               Page  3  of  6


1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HEARTLAND GROUP, INC.

          #39-1572323

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   (a)  [      ]
                                   (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          MARYLAND, U.S.A.

  NUMBER OF      5.  SOLE VOTING POWER
   SHARES
BENEFICIALLY     405,000
  OWNED BY
    EACH         6.  SHARED VOTING POWER
 REPORTING       None
   PERSON
    WITH
                 7.  SOLE DISPOSITIVE POWER

                 None


                 8.  SHARED DISPOSITIVE POWER

                 None

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    405,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.8%

12. TYPE OF REPORTING PERSON*

          IV

CUSIP NUMBER                      02553T103                    Page 4 Of 6 Pages

Item 1.
         (a) Name of Issuer: American Educational Products, Inc.

         (b) Address of Issuer's Principal Executive Offices:
                    3101 Iris Avenue, Ste. 215
                    Boulder, CO   80301
Item 2.
         (a) Name of Person Filing:    Heartland Advisors, Inc.
                                       Heartland Group, Inc.

         (b) Address of Principal Business Office:
                    Heartland Advisors, Inc.
                    790 North Milwaukee Street
                    Milwaukee, WI  53202

                    Heartland Group, Inc.
                    790 North Milwaukee Street
                    Milwaukee, WI  53202

         (c) Citizenship:       Heartland Advisors is a Wisconsin corporation.
                                Heartland Group is a Maryland corporation.

         (d) Title of Class of Securities:  Common Stock

         (e)  CUSIP Number:  02553T103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)_____ Broker or Dealer registered under Section 15 of the Act.

     (b)_____   Bank as defined in Section 3(a)(6) of
                the Act.

     (c)_____ Insurance company as defined in Section 3(a)(19) of the Act.

     (d)__X__ Investment company registered under Section 8 of the Investment Company Act of 1940 with respect to Heartland Group.

     (e)__X__ Investment adviser registered under Section 203 of the Investment Advisers Act of 1940 with respecct to Heartland Advisors.

     (f)_____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
                Income Security Act of 1974 or Endowment Fund; see Sec 240.13d-1(b)(1)(ii)(F).

     (g)_____     Parent Holding Company, in accordance with
                  Sec 240.13d-1(b)(ii)(G) (Note:  See Item 1).


     (h)_____     Group, in accordance with
                  Sec 240.13d-1(b)(1)(ii)(H).

Item 4. Ownership.

     (a) Amount beneficially owned:
         1,035,500 shares are beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors; 405,000 shares of which are also beneficially owned by Heartland Group within the meaning of the Rule.

     (b) Percent of Class:
         24.9% by Heartland Advisors, of which 9.8% is also held by Heartland Group.

     (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Pages.


Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]


Item 6. Ownership of more than Five Percent on Behalf of Another
        Person.

     The shares of common stock are held in investment advisory accounts of Heartland Advisors. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. As reported herein, the interests of one such account, Heartland Group, Inc., a series investment company for which Heartland Advisors serves as investment advisor, relates to more than 5% of the class.


        Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company.

              Not Applicable.

Item 8. Identification and Classification of Members of the Group.

              Not Applicable.

Item 9. Notice of Dissolution of Group.

              Not Applicable.

Item 10.  Certification.

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   January 9, 1996


               HEARTLAND ADVISORS, INC.

               By:  PATRICK J. RETZER
                    ------------------------
                    Patrick J. Retzer
                    Vice President/Treasurer


               HEARTLAND GROUP, INC.

               By:  PATRICK J. RETZER
                    ------------------------
                    Patrick J. Retzer
                    Vice President/Treasurer